

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 14, 2017

<u>Via E-Mail</u>
Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

     Re: Travelzoo Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 15, 2017
           File No. 0-50171

Dear Mr. Ceremony:

     We refer you to our comment letter dated May 22, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

    cc: Barbara Jacobs
         Assistant Director